UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2003
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.

1065 Woodman Drive

Dayton, Ohio  45432

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Dayton Power and Light Company
Savings Plan for Collective Bargaining Employees:

We have audited the accompanying statements of net assets available for benefits of the Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Dayton Power and Light Company Savings Plan for Collective Bargaining Employees as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2003 basic financial statements taken as a whole.

KPMG LLP

Kansas City, MO

October 6, 2004

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Net Assets Available for Benefits

	At December 31,
	2003		2002
	# Shares	Amount	# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(d) and 3):
DPL Inc. Common Stock Fund *	636,751	$13,295,367	628,566	$9,642,210
Mutual Funds:
Equity Index 500 Fund *	337,635	10,112,154	327,647	7,755,406
Equity Income Fund *	387,602	9,364,472	374,898	7,419,224
Prime Reserve Fund *	5,605,582	5,605,582	5,588,114	5,588,114
New Horizons Fund *	225,190	5,584,703	214,047	3,555,319
Blue Chip Growth Fund *	144,529	4,111,848	132,689	2,912,525
Spectrum Income Fund	90,312	1,062,976	67,239	723,488
International Stock Fund	29,810	342,515	28,063	249,202
Total Mutual Funds	6,820,660	36,184,250	6,732,697	28,203,278

Total Investments	7,457,411	49,479,617	7,361,263	37,845,488

Receivables (Note 4):
Accrued Participant Contributions		184,866		81,516

LIABILITIES

Excess contributions (Note 10)		(50,117)		—

Net Assets Available for Benefits		$49,614,366		$37,927,004

* Investments that exceed 5% of Net Assets Available for Benefits.

See accompanying notes to financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2003	2002
Investment Income / (Loss) (Notes 2(d) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:
DPL Inc. Common Stock Fund	$3,543,873	$(5,321,189)
Mutual Funds:
Equity Index 500 Fund	2,077,773	(2,393,744)
Equity Income Fund	1,673,369	(1,474,257)
Prime Reserve Fund	—	—
New Horizons Fund	1,771,058	(1,265,527)
Blue Chip Growth Fund	903,025	(966,770)
Spectrum Income Fund	84,260	10,640
International Stock Fund	74,889	(58,006)
Total Mutual Funds	6,584,374	(6,147,664)

Dividends	1,039,837	1,084,563

Net Investment Income / (Loss)	11,168,084	(10,384,290)

Employee Contributions (Notes 4 and 10)	2,739,245	2,770,938
	13,907,329	(7,613,352)

Benefits Paid to Participants	(2,219,967)	(4,267,178)
Transfers from the Plan (Note 4)	—	(83,537)

Net Increase / (Decrease)	11,687,362	(11,964,067)

Net Assets Available for Benefits:

Beginning of year	37,927,004	49,891,071

End of year	$49,614,366	$37,927,004

See accompanying notes to financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2003 and 2002

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the Plan), effective December 1, 1986, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible union employees of the Company with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A union employee becomes eligible for the Plan on the first day of the first month following thirty days of employment.  Participants should refer to the employee handbook or Plan documents for a more complete description of the Plan’s provisions.

(b) Employee Contributions

An eligible employee may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the employee at least one percent or any higher whole percentage of compensation (less incentive compensation), or a fixed dollar amount per pay period.  In addition, the participant may contribute up to 100 percent (in whole percentages), or a fixed dollar amount, of any incentive compensation.  Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  The participant may also contribute up to 100 percent (in whole percentages), or a fixed dollar amount, from an annual lump-sum payment constituting part of the compensation for collective bargaining employees. Effective for contributions after December 31, 2001, all participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Participants may also elect to direct a portion of a Company-sponsored welfare benefit plan, another component of compensation, into the Plan.  Contributions to the Plan from the welfare benefit plan were $9,690 and $56,996 for the years ended December 31, 2003 and 2002, respectively, and are reported as Employee Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

The Company may match 100 percent of employee contributions, up to $1,000 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

All employee contributions to the Plan are 100 percent vested. Employer matching contributions are held in the ESOP and are cliff-vested 100 percent generally after three years’ service (five years if hired prior to January 1, 2002).  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death and disability.  Otherwise, distribution must occur within 60 days after the plan year in which the later of one of the following events occur:  65th birthday if already left the Company, 10th anniversary of participation if already left the Company or termination after age 65.  Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the Plan documents.

(g)         Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

 (c)  Payment of Benefits

Benefit payments are recorded when paid.

(d)  Investment Valuation and Income Recognition

Investments are reported at fair value using quoted market prices.  Investments in mutual funds are reported at fair value based on the fair value of the underlying net assets of the mutual funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair market values of the investments at the beginning of the year or the purchase date, and the fair market values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis.

Note 3 - Related Party Transactions (Parties-in-Interest)

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2003 and 2002, such purchases were $3,741,373 and $5,914,284, respectively, and such sales totaled $2,341,982 and $5,908,245, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock (the DPL Inc. Common Stock Fund).  During the years ended December 31, 2003 and 2002, purchases of DPL Inc. common stock were $1,427,677 and $1,783,515, respectively, and sales of DPL Inc. common stock totaled $1,318,392 and $2,192,554, respectively.  The ending balance in the DPL Inc. Common Stock Fund represents approximately 26.9% and 25.5% of the Plan’s total investments as of December 31, 2003 and 2002, respectively (see Note 9).

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible, but no later than 15 days after the related payroll deductions.  At year end, contributions withheld by the Company but not yet paid into the Plan are recorded as receivables because the contributions are not credited to the individual investment funds until after year end.

In 2003 and 2002, there were transfers of $0 and $83,537, respectively, between the Plan and the Employee Savings Plan (for non-union employees).  These transfers reflect the movement of savings for employees who have changed union and non-union status.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price.  The Company has elected to pay the fees incurred in the administration of the Plan and include the trustee’s compensation, expenses, and any broker’s fees incurred by the trust.

Note 6 - Benefits:

Benefit obligations to participants who have withdrawn from the plan were $0 at December 31, 2003 and 2002.

Note 7 - Federal Income Taxes

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (“IRC”).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.

Note 8 – Plan Revision and Amendments:

Effective January 1, 2002, the Plan was revised to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and to convert the portion of the Plan invested in the DPL Inc. Common Stock Fund into an employee stock ownership plan. The Plan revisions also allow employees a choice between dividend reinvestment and dividend payment on their employee stock ownership plan account.

Note 9 – Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits (see Note 3).

Note 10 – Other Matters:

Several union employees who worked significant overtime earned $90,000 or more and were classified as “Highly Compensated Employees” for purposes of the nondiscrimination test under Code Section 401(k)(3).  In 2002 and 2003, these employees contributed more of their own compensation to the Plan on average than they were allowed to contribute by the rules established by the Plan and the Code.  Pursuant to the Plan, the Code and IRS guidelines, the Company will refund these excess contributions (plus earnings) to some of these employees.  For the 2002 excess contributions, which are approximately $36,000, the Company will also make a contribution to the Plan in an equivalent amount to be allocated among the non-highly compensated employees in the Plan.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)

*	DPL Inc.	DPL Inc. Common Stock Fund (636,751 shares)	$13,295,367
*	T. Rowe Price Associates Inc.	Equity Index 500 Fund (337,635 shares)	10,112,154
*	T. Rowe Price Associates Inc.	Equity Income Fund (387,602 shares)	9,364,472
*	T. Rowe Price Associates Inc.	Prime Reserve Fund (5,605,582 shares)	5,605,582
*	T. Rowe Price Associates Inc.	New Horizons Fund (225,190 shares)	5,584,703
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund (144,529 shares)	4,111,848
*	T. Rowe Price Associates Inc.	Spectrum Income Fund (90,312 shares)	1,062,976
*	T. Rowe Price Associates Inc.	International Stock Fund (29,810 shares)	342,515
			$49,479,617

Note:  Column (d) has been omitted, as it is not applicable.

This schedule includes those assets required to be reported under the Employee Retirement Income Security Act of 1974 Section 2520.103-11 and Form 5500 Schedule H Item 4(i).

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees
(Name of Plan)

Date	November 5, 2004	/s/ Pamela Holdren
Pamela Holdren
Treasurer and Interim Chief Financial Officer
DPL Inc. and The Dayton Power and Light Company